
SEC MAIL PROCESSING
RECEIVED
APR 10 2007
WASH. D.C. 185 SECTION









MEASURES OF COMMITMENT

2006 ANNUAL REPORT


07050667

Atrion

Atrion Corporation designs and manufactures proprietary products primarily for sale to niche medical device markets worldwide. Headquartered in Allen, Texas, Atrion has manufacturing facilities in Alabama, Florida, and Texas.

FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31,	2006	2005
Revenues	**$ 81,020,000**	$ 72,089,000
Operating Income	**14,338,000**	12,698,000
Net Income	**10,765,000**	8,958,000
Earnings Per Diluted Share	**$ 5.51**	$ 4.66
Weighted Average Diluted Shares Outstanding	**1,953,000**	1,924,000
AS OF DECEMBER 31,	**2006**	**2005**
Total Assets	**$ 95,772,000**	$ 78,470,000
Working Capital	**23,735,000**	19,747,000
Long-Term Debt	**11,399,000**	2,529,000
Stockholders' Equity	**$ 70,895,000**	$ 61,895,000


Earnings Per Diluted Share
$6.00
5.00
4.00
3.00
2.00
1.00
2002
2003
2004
2005
2006


Revenues
in millions
$90
80
70
60
50
40
30
20
10
2002
2003
2004
2005
2006


Operating Income
in millions
$16
14
12
10
8
6
4
2
2002
2003
2004
2005
2006

TO OUR STOCKHOLDERS Numbers are critical in measuring a company's performance. We count profits and people, products and plant locations. We plot stock prices and sales, production capacity and volumes, and a host of other metrics. Certainly, these numbers provide valuable information about a company, but we believe they also measure something much more important—commitment.

At Atrion, we understand commitment. We commit ourselves daily to designing and manufacturing products to the highest standards of quality. We work hard to build and maintain a reputation for superior customer service. And, always, we remember that our commitment to people—our employees, our customers, our communities, our stockholders—is vital to our success as a company.

COMMITTED TO FINANCIAL PERFORMANCE Financial performance is a direct reflection of commitment in action. When we do our jobs well—committed to our goals and to our mission—it shows up in the bottom line. In 2006, Atrion's results once again demonstrated the strength of our commitment to profitability and growth.

In 2006, our revenues increased across many of our product lines. Our overall sales growth of 12 percent helped increase our earnings per diluted share by 18 percent—from $4.66 in 2005 to $5.51 in 2006. In September, we increased our quarterly cash dividend from 17 cents per share to 20 cents per share—the third increase since we began the dividend program in 2003.

We are pleased with the 2006 results and, more important, with our financial performance over time. For the eighth straight year, we charted earnings-per-share growth of 15 percent or higher. Over the last two years, we have not only generated the working capital to support a 23 percent growth in sales, but also invested more than $31 million in new facilities and equipment—all this while increasing our indebtedness by less than $9 million during this period. This is a testament to the strength and consistency of our cash flow. We anticipate paying down most of the remaining debt by the end of 2007.

COMMITTED TO OPERATIONAL EXCELLENCE Atrion is committed to maintaining its position as a market and technology leader. To that end, we continue to make substantial investments in areas that build operational strength, including facilities and equipment. By doing so, we continue to excel in delivering high-quality medical products for critical, niche applications.

One of our most notable accomplishments during 2006 was the completion of, and relocation to, a new manufacturing facility in St. Petersburg, Florida. With more than twice the space of the former location, this world-class facility greatly enhances our quality, efficiency, and capacity. We now have approximately 400,000 square feet of manufacturing, research, and development capacity through our three facilities in Alabama, Florida, and Texas.

We are committed to bringing additional technological improvement to all our facilities. During 2006, we

2006 REVENUES BY PRODUCT LINE


CARDIOVASCULAR
29%
OTHER PRODUCTS
22%
OPHTHALMOLOGY
17%
FLUID DELIVERY
32%

invested millions to upgrade manufacturing technology and automate key processes at all three plants. Through 2007 and 2008, we will implement additional automation to maximize efficiency and quality control. As a result of these continuing improvements, our three facilities are well positioned to respond to increasing customer demand for our superior products.

As an established leader in growing niche markets, Atrion has built market share by harnessing technology to meet the changing demands of end users, distributors, and manufacturers. To ensure our ability to respond to new opportunities, we make research and development a continuing priority. In 2006, we devoted 16 percent of our operating income before taxes and R&D expenditures to this area. And our commitment shows: Today, Atrion holds more than 200 patents for innovations in product design.

Each year, we manufacture hundreds of millions of components that are assembled into products that we ship to our customers. Some of these products—like essential valves and clamps—serve as components in equipment made by other manufacturers. Others—like our innovative Myocardial Protection System®—are complex medical devices that move directly into patient-care settings. From the smallest to the most complex, we design each of our products for safety and dependability because we know they touch the lives of millions.

During 2006, our key product lines continued to meet the demands of the markets we serve.

Fluid delivery. Atrion manufactures a broad array of clamps and valves, along with tubing sets and related products that are essential to the healthcare market. In 2006, we introduced a number of custom-designed products, including new tubing configurations and additional applications for our swabable valves. During the year, fluid delivery revenues rose 26 percent.

Cardiovascular. Our cardiovascular products include our innovative MPS® Myocardial Protection System, a proprietary technology that delivers essential fluids and medications to the heart during open-heart surgery, plus a range of catheter inflation devices and other medical systems. The second generation of MPS®, introduced in

2005 as MPS2® generated a strong response from the market during 2006. Cardiovascular revenues grew 21 percent in 2006 compared to the prior year.

Ophthalmic. Our LacriCATH® balloon catheter and soft contact lens disinfection cases are the mainstays of our ophthalmic product line. During the first three quarters of 2006, some of our ophthalmic customers experienced manufacturing issues unrelated to our products that had to be resolved before they resumed purchasing from us. In the fourth quarter, sales returned to anticipated levels—bringing ophthalmic revenues in only 5 percent below 2005 results.

Other products. Atrion's product offerings also include marine and aviation inflation components, and a variety of general medical products. During the year, revenues from these products rose 2 percent, reflecting previous overstocking by our inflation customers and unseasonable weather in Europe.

COMMITTED TO CONTINUING STRENGTH

We covered significant new ground in 2006, and we believe that our investment of time, energy, and resources has positioned us for greater growth and service.

Our results in 2007 will reflect the higher operating expenses at our new Florida facility and the interest cost incurred to finance its construction. In addition, we will no longer receive contingent payments related to assets that were sold in 1997 and reflected on our profit and loss statement as income from "discontinued operations." We also expect that our tax rate will increase from 25 percent last year to 31 percent in 2007. Despite all of these factors, we anticipate strong performance for the year with earnings per share continuing to show double-digit growth.

As always, we are grateful to our employees, customers, and investors for their confidence and commitment. We are especially pleased to welcome Ronald N. Spaulding, President of International Operations for Abbott Vascular, who joined our Board of Directors in March 2006. The wealth of his knowledge and strength of his character fortify our efforts to chart a path for continued growth. We are truly fortunate to count him as a member of the Atrion family.

Emile A. Battat

Emile A. Battat
Chairman of the Board, President,
and Chief Executive Officer





Atrion's new state-of-the-art manufacturing facility in St. Petersburg, Florida, opened in the third quarter of 2006 following two years of planning and construction.

Designed for maximum efficiency and productivity, the plant's innovative layout keeps materials and processes moving smoothly—from the receipt of raw materials to the shipping of finished products. Rail-guided overhead cranes handle multi-ton molds and supplies with ease, and finished goods are stored in a spacious, climate-controlled warehouse. The 178,000-square-foot plant includes ample space for molding and assembly—in a clean, low-particulate environment that meets the critical requirements for medical manufacturing.

A smooth move was accomplished through a carefully staged transition, enabling us to complete each stage without affecting shipments or service to our customers.

CONSOLIDATED BALANCE SHEETS

Assets:

AS OF DECEMBER 31, 2006 AND 2005 (IN THOUSANDS)	2006	2005
Current Assets:		
Cash and cash equivalents	**$ 333**	$ 525
Accounts receivable, net of allowance for doubtful accounts of $149 and $65 in 2006 and 2005, respectively	**10,542**	8,291
Inventories	**17,115**	17,705
Prepaid expenses and other current assets	**1,530**	832
Deferred income taxes	**1,138**	620
Total Current Assets	**30,658**	27,973
Property, Plant and Equipment	**82,536**	63,041
Less accumulated depreciation and amortization	**31,094**	27,787
	51,442	35,254
Other Assets and Deferred Charges:		
Patents and licenses, net of accumulated amortization of $9,195 and $8,877 in 2006 and 2005, respectively	**2,264**	2,331
Goodwill	**9,730**	9,730
Other	**1,678**	3,182
	13,672	15,243
	$ 95,772	$ 78,470

The accompanying notes are an integral part of these statements.

Liabilities and Stockholders' Equity:

AS OF DECEMBER 31, 2006 AND 2005 (IN THOUSANDS)	2006	2005
Current Liabilities:		
Accounts payable	**$ 3,387**	$ 4,501
Accrued liabilities	**2,654**	2,627
Accrued income and other taxes	**882**	1,098
Total Current Liabilities	**6,923**	8,226
Line of credit	**11,399**	2,529
Other Liabilities and Deferred Credits:		
Deferred income taxes	**5,074**	4,344
Other	**1,481**	1,476
	6,555	5,820
Total Liabilities	**24,877**	16,575
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $.10 per share, authorized 10,000 shares, issued 3,420 shares	**342**	342
Additional paid-in capital	**14,140**	12,508
Accumulated other comprehensive loss	**(892)**	—
Retained earnings	**91,708**	82,318
Treasury shares, 1,546 shares in 2006 and 1,586 shares in 2005, at cost	**(34,403)**	(33,273)
	70,895	61,895
	$ 95,772	$ 78,470

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2006	2005	2004
Revenues	**$ 81,020**	$ 72,089	$ 66,081
Cost of Goods Sold	**48,572**	43,119	40,804
Gross Profit	**32,448**	28,970	25,277
Operating Expenses:			
Selling	**6,067**	5,637	5,676
General and administrative	**9,249**	8,239	8,631
Research and development	**2,794**	2,396	2,374
	18,110	16,272	16,681
Operating Income	**14,338**	12,698	8,596
Interest Income	**91**	37	45
Interest Expense	**(253)**	(61)	(93)
Other Income (Expense), net	**(4)**	10	46
Income from Continuing Operations before Provision for Income Taxes	**14,172**	12,684	8,594
Income Tax Provision	**(3,572)**	(3,891)	(2,289)
Income from Continuing Operations	**10,600**	8,793	6,305
Gain on Disposal of Discontinued Operations, net of tax	**165**	165	165
Net Income	**$ 10,765**	$ 8,958	$ 6,470
Income Per Basic Share:			
Continuing operations	**$ 5.73**	$ 4.90	$ 3.68
Discontinued operations	**.09**	.09	.10
Net Income Per Basic Share	**$ 5.82**	$ 4.99	$ 3.78
Weighted Average Basic Shares Outstanding	**1,851**	1,794	1,711
Income Per Diluted Share:			
Continuing operations	**$ 5.43**	$ 4.57	$ 3.41
Discontinued operations	**.08**	.09	.09
Net Income Per Diluted Share	**$ 5.51**	$ 4.66	$ 3.50
Weighted Average Diluted Shares Outstanding	**1,953**	1,924	1,850
Dividends Per Common Share	**$ .74**	$ .62	$ .52

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004 (IN THOUSANDS)	2006	2005	2004
Cash Flows From Operating Activities:			
Net income	**$ 10,765**	$ 8,958	$ 6,470
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of discontinued operations	**(165)**	(165)	(165)
Depreciation and amortization	**5,005**	5,389	4,830
Deferred income taxes	**693**	500	487
Tax benefit related to stock options	**—**	1,168	90
Stock-based compensation	**116**	—	—
Other	**10**	10	20
	16,424	15,860	11,732
Changes in operating assets and liabilities:			
Accounts receivable	**(2,250)**	(703)	(1,362)
Inventories	**590**	(3,692)	(2,698)
Prepaid expenses and other current assets	**(698)**	196	866
Other non-current assets	**(119)**	(1,863)	542
Accounts payable and accrued liabilities	**(1,087)**	(18)	1,109
Accrued income and other taxes	**(216)**	(223)	670
Other non-current liabilities	**4**	337	165
Net cash provided by continuing operations	**12,648**	9,894	11,024
Net cash provided by discontinued operations (Note 3)	**165**	165	165
	12,813	10,059	11,189
Cash Flows From Investing Activities:			
Property, plant and equipment additions	**(20,889)**	(10,569)	(5,570)
Deposit on land purchase	**—**	—	(3,750)
Property, plant and equipment sales	**3**	21	—
	(20,886)	(10,548)	(9,320)
Cash Flows From Financing Activities:			
Line of credit advances	**38,186**	25,599	22,834
Line of credit repayments	**(29,316)**	(26,006)	(24,185)
Exercise of stock options	**1,228**	2,285	414
Purchase of treasury stock	**(1,594)**	—	(84)
Tax benefit related to stock options	**752**	—	—
Dividends paid	**(1,375)**	(1,119)	(891)
	7,881	759	(1,912)
Net change in cash and cash equivalents	**(192)**	270	(43)
Cash and cash equivalents, beginning of year	**525**	255	298
Cash and cash equivalents, end of year	**$ 333**	$ 525	$ 255
Cash Paid For:			
Interest (net of capitalization)	**$ 199**	$ 62	$ 96
Income taxes	**3,272**	2,508	716

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004 (IN THOUSANDS)	COMMON STOCK		TREASURY STOCK					
	SHARES OUTSTANDING	AMOUNT	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS	TOTAL
Balance, January 1, 2004	1,700	$ 342	1,720	$ (34,311)	$ 9,673	—	$ 68,900	$ 44,604
Net income							6,470	6,470
Tax benefit from exercise of stock options					90			90
Exercise of stock options	21		(21)	164	250			414
Purchase of treasury stock	(2)		2	(84)				(84)
Dividends							(891)	(891)
Balance, December 31, 2004	1,719	342	1,701	(34,231)	10,013	—	74,479	50,603
Net income							8,958	8,958
Tax benefit from exercise of stock options					1,168			1,168
Exercise of stock options	115		(115)	958	1,327			2,285
Dividends							(1,119)	(1,119)
Balance, December 31, 2005	1,834	342	1,586	(33,273)	12,508	—	82,318	61,895
Net income							10,765	10,765
Tax benefit from exercise of stock options					752			752
Stock options and restricted stock	66		(66)	597	880			1,477
Shares surrendered in option exercises	(2)		2	(133)				(133)
Purchase of treasury stock	(24)		24	(1,594)				(1,594)
Dividends							(1,375)	(1,375)
Adjustment for initial application of SFAS 158, net of tax (Notes 1 and 11)						(892)		(892)
Balance, December 31, 2006	**1,874**	**$ 342**	**1,546**	**$(34,403)**	**$ 14,140**	**$ (892)**	**$91,708**	**$70,895**

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Summary of Significant Accounting Policies

Atrion Corporation ("Atrion") and its subsidiaries (collectively, the "Company") design, develop, manufacture, sell and distribute products primarily for the medical and healthcare industry. The Company markets its products throughout the United States and internationally. The Company's customers include hospitals, distributors, and other manufacturers. The principal subsidiaries of Atrion through which these operations are conducted are Atrion Medical Products, Inc. ("Atrion Medical Products"), Halkey-Roberts Corporation ("Halkey-Roberts") and Quest Medical, Inc. ("Quest Medical").

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these items. The carrying amount of debt approximates fair value as the interest rate is tied to market rates.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are securities with original maturities of 90 days or less.

Trade Receivables

Trade accounts receivable are recorded at the original sales price to the customer. The Company maintains an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. On an ongoing basis, the collectibility of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectibility of specific accounts. The Company evaluates the collectibility of specific accounts and determines when to grant credit to its customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with appropriate Company personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected.

Inventories

Inventories are stated at the lower of cost (including materials, direct labor and applicable overhead) or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	DECEMBER 31, 2006	2005
Raw materials	$ 7,194	$ 6,898
Work in process	4,084	4,291
Finished goods	5,837	6,516
Total inventories	$ 17,115	$ 17,705

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial reporting basis and the tax basis of the Company's other assets and liabilities. These amounts are based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. A valuation allowance is provided where the realization of the deferred tax asset is not likely.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost (in thousands):

	DECEMBER 31, 2006	DECEMBER 31, 2005	USEFUL LIVES
Land	$ 5,260	$ 5,260	—
Buildings	28,945	14,006	30–40 yrs
Machinery and equipment	48,331	43,775	3–10 yrs
Total property, plant and equipment	$ 82,536	$ 63,041	

Depreciation expense of $4,685,000, $4,365,000 and $4,408,000 was recorded for the years ended December 31, 2006, 2005 and 2004, respectively.

Capitalized interest related to the construction of a new facility at Halkey-Roberts in the amount of $325,839 and $26,850 was recorded during 2006 and 2005, respectively.

Patents and Licenses

Cost for patents and licenses acquired is determined at acquisition date. Patents and licenses are amortized over the useful lives of the individual patents and licenses, which are from 7 to 19 years. Patents and licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible net assets acquired. Annual impairment testing for goodwill is done using a fair value-based test. Goodwill is also reviewed periodically for impairment whenever events or changes in circumstances indicate a change in value may have occurred. The Company has identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment annually: (1) Atrion Medical Products (2) Halkey-Roberts and (3) Quest Medical. The carrying amount for goodwill in each of the three years ended December 31, 2006, 2005 and 2004 was $9,730,000.

Current Accrued Liabilities

The items comprising current accrued liabilities are as follows (in thousands):

	DECEMBER 31, 2006	2005
Accrued payroll and related expenses	**$ 1,272**	$ 1,277
Accrued vacation	**227**	261
Accrued professional fees	**567**	427
Other accrued liabilities	**588**	662
Total accrued liabilities	**$ 2,654**	$ 2,627

Revenues

The Company recognizes revenue when its products are shipped to its customers and distributors, provided an arrangement exists, the fee is fixed and determinable and collectibility is reasonably assured. All risks and rewards of ownership pass to the customer upon shipment. Net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Revenues are recorded exclusive of taxes. Returns, discounts and other allowances have been insignificant historically.

Shipping and Handling Policy

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as cost of goods sold.

Research and Development Costs

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

Advertising

Advertising production costs are expensed as incurred. Media for print placement costs are expensed in the period the advertising appears. Total advertising expenses were approximately $198,000, $219,000 and $161,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Stock-Based Compensation

At December 31, 2006, the Company had three stock-based employee compensation plans which are described more fully in Note 8. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), and related interpretations. No stock-based employee compensation cost was reflected in net income prior to January 1, 2006, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R") using the modified-prospective transition method and the disclosures that follow are based on applying SFAS No. 123R. Under this transition method, compensation expense recognized during 2006 included compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the modified prospective transition method, results for the prior periods have not been restated. In 2006 the Company recorded compensation expense under its three plans in the amount of approximately $116,000 and recognized tax benefits of approximately $35,000 related to such expense.

As a result of the adoption of SFAS No. 123R, the financial results of the Company were lower than the results would have been under the previous accounting method for stock-based compensation by the following amounts:

(IN THOUSANDS , EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2006
Income from continuing operations before income taxes	$ 71
Income from continuing operations and net income	$ 51
Basic and diluted earnings per share	$ 0.03

Prior to the adoption of SFAS No. 123R all tax benefits resulting from the exercise of stock options were reflected as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123R requires that cash flows from the exercise of stock-based compensation resulting from tax benefits in excess of recognized compensation cost (excess tax benefits) be classified as financing cash flows. In 2006, $752,000 of such excess tax benefits was classified as financing cash flows. In 2005 and 2004, $1,168,000 and $90,000, respectively of such excess tax benefits were recorded as operating cash flows, as was prescribed prior to the adoption of SFAS No. 123R.

Upon adoption of SFAS No. 123R, we have elected the "long form" method of calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R, paragraph 81. Under the "long form" method, we determine the beginning balance of the additional paid-in capital pool related to the tax effects of the employee stock-based compensation "as if" we had adopted the recognition provisions of SFAS No. 123 since its effective date of January 1, 1995.

Pension Plan

Pension plan benefits are expensed as applicable employees earn benefits. The recognition of expenses is significantly impacted by estimates made by management such as discount rates used to value certain liabilities and expected return on assets. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with pension plan benefits.

On December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). As is further described in Note 11, the funded status of the Company's pension is recorded as a noncurrent asset and all unrecognized losses, net of tax, are recorded as accumulated other comprehensive loss within stockholders' equity at December 31, 2006. As required by SFAS 158, results for prior periods have not been restated.

The incremental effects of applying SFAS 158 on line items in the consolidated balance sheet at December 31, 2006 were as follows (amounts in thousands):

	BEFORE APPLICATION	ADJUSTMENTS	AFTER APPLICATION
Other Assets and Deferred Charges: Other	$ 3,051	$ (1,373)	$ 1,678
Deferred income tax liability	5,555	(481)	5,074
Accumulated other comprehensive loss	—	(892)	(892)

The adoption of SFAS 158 had no effect on net earnings or cash flows.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the requirements of FIN 48. Based upon the Company's computations, the FIN 48 adjustment to the Company's retained earnings during the first quarter of 2007 is expected to be less than $100,000.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which provides guidance for measuring the fair value of assets and liabilities, as well as requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement. The Company will be required to adopt SFAS 157 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115", ("SFAS 159"), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted. The Company is currently assessing the impact of SFAS 159 on its financial statements.

2 Patents and Licenses

Purchased patents and licenses paid for the use of other entities' patents are amortized over the useful life of the patent or license. Patents and licenses are as follows (dollars in thousands):

DECEMBER 31, 2006		
WEIGHTED AVERAGE ORIGINAL LIFE (YEARS)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
14.72	**$ 11,459**	**$ 9,195**

DECEMBER 31, 2005		
WEIGHTED AVERAGE ORIGINAL LIFE (YEARS)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
14.74	$ 11,208	$ 8,877

Aggregate amortization expense for patents and licenses was $318,000 for 2006, $1,024,000 for 2005 and $422,000 for 2004. Estimated future amortization expense for each of the years set forth below ending December 31, is as follows (in thousands):

2007	$ 312
2008	$ 295
2009	$ 276
2010	$ 262
2011	$ 262

3 Discontinued Operations

During 1997, the Company sold all of its natural gas operations. The consolidated financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The consolidated financial statements reflect a gain on disposal of these discontinued operations of $165,000 in each of 2006, 2005 and 2004. These amounts are net of income tax expense of $85,000 in each of the three years.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2006, 2005 and 2004 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. The eight-year period expired when the final payment was received in April 2006.

4 Line of Credit

The Company has a revolving credit facility ("Credit Facility") with a money center bank. Under the Credit Facility, the Company and certain of its subsidiaries have a line of credit of $25 million which is secured by substantially all inventories, equipment and accounts receivable of the Company. Interest under the Credit Facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent (6.38 percent at December 31, 2006) and is payable monthly. At December 31, 2006 and 2005, $11.4 million and $2.5 million, respectively, were outstanding under the line of credit. The Credit Facility expires November 12, 2009 and may be extended under certain circumstances. At any time during the term, the Company may convert any or all outstanding amounts under the Credit Facility to a term loan with a maturity of two years. The Company's ability to borrow funds under the Credit Facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2006, the Company was in compliance with all financial covenants.

5 Income Taxes

The items comprising income tax expense for continuing operations are as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2006	2005	2004
Current — Federal	**$ 2,705**	$ 3,189	$ 1,807
— State	**230**	257	91
	2,935	3,446	1,898
Deferred — Federal	**607**	408	380
— State	**30**	37	11
	637	445	391
Total income tax expense	**$ 3,572**	$ 3,891	$ 2,289

Temporary differences and carryforwards which have given rise to deferred income tax assets and liabilities as of December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Deferred tax assets:		
Benefit plans	**$ 629**	$ 471
Inventories	**446**	448
Other	**194**	63
Total deferred tax assets	**$ 1,269**	$ 982
Deferred tax liabilities:		
Property, plant and equipment	**$ 4,259**	$ 3,930
Pensions	**143**	488
Patents and goodwill	**803**	288
Total deferred tax liabilities	**$ 5,205**	$ 4,706
Net deferred tax liability	**$ 3,936**	$ 3,724
Balance Sheet classification:		
Non-current deferred income tax liability	**$ 5,074**	$ 4,344
Current deferred income tax asset	**1,138**	620
Net deferred tax liability	**$ 3,936**	$ 3,724

Total income tax expense for continuing operations differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

	YEAR ENDED DECEMBER 31,		
	2006	2005	2004
Income tax expense at the statutory federal income tax rate	**$ 4,960**	$ 4,313	$ 2,922
Increase (decrease) resulting from:			
State income taxes	**210**	210	67
R&D credit	**(1,322)**	(100)	(75)
Foreign sales benefit.	**(154)**	(434)	(441)
Other, net	**(122)**	(98)	(184)
Total income tax expense	**$ 3,572**	$ 3,891	$ 2,289

The 2006 amount for R&D credit includes $1,022,000 representing the results of a review and documentation of the Company's R&D tax credits for 2005 and prior-year tax returns. This review indicated that the Company was entitled to higher credits than had been claimed and amended returns were filed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 Stockholders' Equity

The Board of Directors of the Company has at various times authorized repurchases of Company stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. In 2006, the Company repurchased 24,000 shares at a price of $66.41 per share. The Company repurchased 1,900 shares at a price of $44.16 per share in 2004. As of December 31, 2006, authorization for the repurchase of up to 68,100 additional shares remained.

In September 2003, the Company announced that it had adopted a policy for the payment of regular quarterly cash dividends on the Company's common stock. The Company began paying a quarterly cash dividend of $.12 per share starting in September of 2003. The quarterly dividend was increased to $.14 per share in September of 2004 and to $.17 per share in September of 2005 and to $.20 per share in September of 2006.

The Company has a Rights Plan, which is intended to protect the interests of stockholders in the event of a hostile attempt to take over the Company. The rights, which are not presently exercisable and do not have any voting powers, represent the right of the Company's stockholders to purchase at a substantial discount, upon the occurrence of certain events, shares of common stock of the Company or of an acquiring company involved in a business combination with the Company. This plan, which was adopted in August of 2006, expires in August of 2016.

7 Income Per Share

The following is the computation for basic and diluted income per share from continuing operations:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2006	2005	2004
Income from continuing operations	**$ 10,600**	$ 8,793	$ 6,305
Weighted average basic shares outstanding	**1,851**	1,794	1,711
Add: Effect of dilutive securities	**102**	130	139
Weighted average diluted shares outstanding	**1,953**	1,924	1,850
Income per share from continuing operations:			
Basic	**$ 5.73**	$ 4.90	$ 3.68
Diluted	**$ 5.43**	$ 4.57	$ 3.41

In 2006, 7,500 shares of restricted stock were excluded from the calculation of weighted average basic shares outstanding, but incremental shares of restricted stock were included in the calculation of weighted average diluted shares outstanding. For the year ended December 31, 2004, options to purchase approximately 26,000 shares of common stock were not included in the computation of diluted income per share because their effect would have been antidilutive.

8 Stock Option Plans

The Company's 1997 Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares. In addition, under the 1997 Stock Incentive Plan, outside directors (directors who are not employees of the Company or any subsidiary) received automatic annual grants of nonqualified stock options to purchase 2,000 shares of common stock. The 1997 Stock Incentive Plan was amended in 2005 to provide that no additional stock options may be granted to outside directors thereunder. Under the 1997 Stock Incentive Plan, 624,425 shares, in the aggregate, of common stock were reserved for grants. The purchase price of shares issued on the exercise of incentive options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for shares issued on the exercise of nonqualified options and restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable as determined by the Compensation Committee and expire no later than 10 years after the date of grant.

During 1998, the Company's stockholders approved the adoption of the Company's 1998 Outside Directors Stock Option Plan which, as amended, provided for the automatic grant on February 1, 1998 and February 1, 1999 of nonqualified stock options to the Company's outside directors. Although no additional options may be granted under the 1998 Outside Directors Stock Option Plan, all outstanding options under this plan continue to be governed by the terms and conditions of the plan and the existing option agreements for those grants.

During 2006, the Company's stockholders approved the adoption of the Company's 2006 Equity Incentive Plan which provides for the grant to key employees and consultants of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights and performance shares. Under the 2006 Equity Incentive Plan, 100,000 shares, in the aggregate, of common stock were reserved for awards. The purchase price of shares issued on the exercise of options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable and expire as determined by the Compensation Committee except that incentive options expire no later than 10 years after the date of grant.

Option transactions for the three years in the period ended December 31, 2006 are as follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding at January 1, 2004	287,600	$ 17.38
Granted in 2004	62,000	$ 44.39
Exercised in 2004	(21,100)	$ 19.63
Options outstanding at December 31, 2004	328,500	$ 22.33
Granted in 2005	12,500	$ 46.05
Expired in 2005	(1,000)	$ 31.39
Exercised in 2005	(114,900)	$ 19.88
Options outstanding at December 31, 2005	225,100	$ 24.86
Granted in 2006	25,000	$ 71.86
Exercised in 2006	(58,750)	$ 23.16
Options outstanding at December 31, 2006	191,350	$ 31.52
Exercisable options at December 31, 2004	287,250	$ 22.32
Exercisable options at December 31, 2005	206,350	$ 24.26
Exercisable options at December 31, 2006	166,350	$ 25.45

During 2006, the Company made one award of restricted stock, the restrictions as to which lapse generally over a five-year period. Under the 2006 Equity Incentive Plan, during the vesting period, holders of the restricted stock have voting rights and earn dividends, but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Nonvested shares are forfeited on termination of employment. Changes in restricted stock for the year ended December 31, 2006 were as follows:

	SHARES	WEIGHTED AVERAGE AWARD DATE FAIR VALUE
Nonvested shares at the beginning of the period	—	$ —
Awarded	7,500	$ 71.86
Vested	—	$ —
Forfeited	—	$ —
Nonvested shares at the end of the period	7,500	$ 71.86

During 2006, $45,000 was charged to expense for the amortization of this restricted stock award over its vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006, there remained 68,534 shares for which options may be granted in the future under the 1997 Stock Incentive Plan and the 2006 Equity Incentive Plan. The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.875–$14.063	81,900	2.2 years	$ 11.47	81,900	$ 11.47
$14.875–$22.50	6,000	3.2 years	$ 19.96	6,000	$ 19.96
$26.13–$31.39	22,350	2.4 years	$ 30.07	22,350	$ 30.07
$43.75–$71.86	81,100	3.2 years	$ 53.01	56,100	$ 44.62
	191,350	2.7 years	$ 31.52	166,350	$ 25.45

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The expected life represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. Stock-based payments made prior to January 1, 2006 were accounted for using the intrinsic value method under APB 25. The fair value of stock-based payments made subsequent to January 1, 2006 are valued using the Black-Scholes valuation method with a volatility factor based on the Company's historical stock trading history. The Company bases the risk-free interest rate using the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury securities with an equivalent term. The Company bases the dividend yield used in the Black-Scholes valuation method on the Company's stock dividend history.

The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2006, 2005 and 2004:

	2006	2005	2004
Risk-free interest rate	4.9%	3.4%	2.1%
Dividend yield	1.0%	1.3%	1.1%
Volatility factor	25.0%	31.3%	47.7%
Expected life	4 years	3 years	2.8 years

The weighted average fair values of the options granted in 2006, 2005 and 2004 were $18.02, $10.51 and $13.45, respectively. The total fair values of shares vested during 2006, 2005 and 2004 were $243,000, $131,000 and $1,077,000, respectively.

The total intrinsic values of options exercised during 2006, 2005 and 2004 were $2.8 million, $3.7 million and $.5 million, respectively. The total intrinsic values of options outstanding and options currently exercisable at December 31, 2006, were $8.8 million and $8.7 million, respectively. The total intrinsic value of restricted stock awards at December 31, 2006 was $539,000. The weighted-average remaining contractual term for restricted stock awards at December 31, 2006 was 4.6 years.

As of December 31, 2006 there was $404,000 in unrecognized compensation cost related to nonvested stock options granted under the plans and $494,000 in unrecognized compensation cost related to nonvested restricted stock awards. The unrecognized compensation costs related to nonvested stock options will be recognized over a period of 3.6 years. The unrecognized compensation cost related to nonvested stock awards will be recognized over a period of 4.6 years. At December 31, 2006 there were 25,000 nonvested stock options and 7,500 shares of nonvested restricted stock.

The Company has a policy of utilizing existing treasury shares to satisfy stock option exercises and restricted stock awards.

The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation in the 2005 and 2004 periods (in thousands, except per share amounts):

	YEAR ENDED DECEMBER 31, 2005	2004
Net income, as reported	$ 8,958	$ 6,470
Deduct: Total stock-based employee compensation expense determined under fair value-based methods for all awards, net of tax effects	129	658
Pro forma net income	$ 8,829	$ 5,812
Income per share:		
Basic – as reported	$ 4.99	$ 3.78
Basic – pro forma	$ 4.92	$ 3.40
Diluted – as reported	$ 4.66	$ 3.50
Diluted – pro forma	$ 4.59	$ 3.14

9 Revenues From Major Customers

The Company did not have any customers which represented ten percent or more of its operating revenues in 2006.

The Company had one major customer which represented approximately $7.8 million (10.8 percent) and $9.6 million (14.5 percent) of the Company's operating revenues during the years 2005 and 2004, respectively.

10 Industry Segment and Geographic Information

The Company operates in one reportable industry segment: designing, developing, manufacturing, selling and distributing products for the medical and healthcare industry and has no foreign operating subsidiaries. The Company has other product lines which include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of the medical products segment. The Company recorded incidental revenues from its oxygen pipeline, which totaled approximately $955,000 in each of the years of 2006, 2005 and 2004. Pipeline net assets totaled $2.3 and $2.4 million at December 31, 2006 and 2005, respectively. Company revenues from sales to parties outside the United States totaled approximately 30 percent, 27 percent and 30 percent of the Company's total revenues in 2006, 2005 and 2004, respectively. No Company assets are located outside the United States. A summary of revenues by geographic territory, based on shipping destination, for the three years 2006, 2005 and 2004 is as follows (in thousands):

	YEAR ENDED DECEMBER 31, 2006	2005	2004
United States	**$ 56,784**	$ 52,283	$ 46,375
Canada	**9,235**	8,232	9,113
United Kingdom	**1,897**	1,984	1,883
Japan	**2,763**	1,824	1,739
Germany	**1,827**	1,183	1,235
Other countries less than $1 million	**8,514**	6,583	5,736
Total	**$ 81,020**	$ 72,089	$ 66,081

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of revenues by product line for the three years 2006, 2005 and 2004 are as follows (in thousands):

	2006	2005	2004
Fluid Delivery	$ 25,809	$ 20,447	$ 17,192
Cardiovascular	23,290	19,307	16,577
Ophthalmology	13,744	14,514	15,690
Other	18,177	17,821	16,622
Total	$ 81,020	$ 72,089	$ 66,081

11 Employee Retirement and Benefit Plans

A noncontributory cash balance defined benefit retirement plan is maintained for all regular employees of the Company except those of Quest Medical. This plan was amended effective May 1, 2005 to discontinue the addition of newly-hired employees to the plan after that date. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary. The Company uses a December 31 measurement date for the plan.

See Note 1 regarding the adoption of SFAS 158 and its effect on presentation of pension balances on the consolidated balance sheet. The following table summarizes amounts recognized in accumulated other comprehensive loss at December 31, 2006 (in thousands):

Unrecognized net actuarial loss	$ 1,762
Unrecognized prior service cost	(389)
Total	$ 1,373
Tax benefit recognized	(481)
Net amount	$ 892

Estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2007 are as follows (in thousands):

Net actuarial loss	$ 81
Prior service cost	(38)
Total	$ 43

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as of year end (in thousands):

	2006	2005
Actuarial Present Value of Benefit Obligation:		
Accumulated Benefit Obligation	$ 5,806	$ 5,571
Projected Benefit Obligation	5,905	5,655
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 5,655	$ 5,539
Service cost	278	267
Interest cost	334	322
Actuarial (gain)/loss	12	(61)
Benefits paid	(374)	(412)
Projected benefit obligation, December 31	$ 5,905	$ 5,655
Change in Plan Assets:		
Fair value of plan assets, January 1	$ 5,676	$ 5,661
Actual return on plan assets	761	227
Employer contributions	250	200
Benefits paid	(374)	(412)
Fair value of plan assets, December 31	$ 6,313	$ 5,676
Funded Status of Plan at Year End	$ 408	$ 21

The amount recognized as other assets in the Consolidated Balance Sheet at December 31, 2006 equals the funded status of the Company's pension plan of $408,000. For the year ended December 31, 2005, the following table shows the reconciliation of the funded status of the Company's pension plan with the amounts recorded in the consolidated balance sheets (in thousands):

Funded status of plan at year end	$	21
Unrecognized actuarial loss		2,182
Unrecognized prior service cost		(427)
Net prepaid pension cost		1,776
Other comprehensive loss		—
Net amount recognized as other assets	$	1,776

The components of net periodic pension cost for 2006, 2005 and 2004 were as follows (in thousands):

	YEAR ENDED DECEMBER 31, 2006		2005		2004	
Components of Net Periodic Pension Cost:						
Service cost	$	**278**	$	267	$	241
Interest cost		**334**		322		311
Expected return on assets		**(445)**		(456)		(423)
Prior service cost amortization		**(37)**		(37)		(37)
Actuarial loss		**116**		107		103
Transition amount amortization		**—**		(44)		(44)
Net periodic pension cost	$	**246**	$	159	$	151

Actuarial assumptions used to determine benefit obligations at December 31 were as follows:

	2006	2005
Discount rate	**6.00%**	6.00%
Rate of compensation increase	**5.00%**	5.00%

Actuarial assumptions used to determine net periodic pension cost were as follows:

	YEAR ENDED DECEMBER 31, 2006	2005	2004
Discount rate	**6.00%**	6.00%	6.50%
Expected long-term return on assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%

The Company's expected long-term rate of return assumption is based upon the plan's actual long-term investment results as well as the long-term outlook for investment returns in the marketplace at the time the assumption is made.

The Company's pension plan assets at December 31, 2006 and 2005 were invested in the following asset categories:

	2006	2005
Asset Category:		
Equity securities	**77%**	70%
Debt securities	**19%**	29%
Other	**4%**	1%
Total	**100%**	100%

It is the Company's investment policy to maintain 66 percent to 79 percent of the plan's assets in equity securities and 19 percent to 31 percent of the plan's assets in debt securities with the balance invested in a money market account to meet liquidity requirements for distributions. The asset allocation at December 31, 2006 represents the targeted asset allocation. Based upon the plan's current funded position, the Company expects to make $250,000 in contributions to its pension plan in 2007, and the Company's estimated future benefit payments under the plan are as follows (in thousands):

2007	$ 480
2008	$ 270
2009	$ 280
2010	$ 280
2011	$ 300
2012-2016	$ 1,690

The Company also sponsors a defined contribution plan for all employees. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plan. The Company's contribution under this plan was $244,000, $223,000 and $214,000 in 2006, 2005 and 2004, respectively.

12 Commitments and Contingencies

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges and litigation. In some cases, the claimants may seek damages, as well as other relief, which, if granted, could require significant expenditures. The Company accrues the estimated costs of settlement or damages when a loss is deemed probable and such costs are estimable, and accrues for legal costs associated with a loss contingency when a loss is probable and such amounts are estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss or defense costs is a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. As of December 31, 2006, the Company had accrued $384,000 for legal fees and expenses that it expected to incur in connection with the litigation or arbitration of two such matters.

The Company has arrangements with its executive officers (the "Executives") pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to the Executives. Termination under such circumstances in 2007 could result in payments aggregating $1.4 million excluding any excise tax that may be reimbursable by the Company.

During 2004, the Company began planning for the construction of a new facility for its Halkey-Roberts operation to be located approximately four miles from its leased facility. In 2004, the Company made a $3.75 million deposit required in connection with a proposed purchase of eleven acres of land to be used for the construction of this new facility. During 2005, this property was acquired and construction of the new facility commenced. The Company completed the construction of this new facility and moved the Halkey-Roberts operation into the new facility during the third quarter of 2006. The Company terminated its lease for the Halkey-Roberts facility in St. Petersburg, Florida which was vacated in October of 2006. This lease was being accounted for as an operating lease, and the rental expense for the years ended December 31, 2006, 2005 and 2004 was $363,000, $422,000 and $409,000, respectively. There is no future rental commitment under this lease.

13 Quarterly Financial Data (Unaudited)

The following table shows selected unaudited quarterly financial data for 2006 and 2005:

QUARTER ENDED	OPERATING REVENUE	OPERATING INCOME	NET INCOME	INCOME PER BASIC SHARE	INCOME PER DILUTED SHARE
	(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)				
03/31/06	$ 19,503	$ 3,052	$ 2,106	$ 1.15	$ 1.08
06/30/06	20,849	4,125	2,985	1.62	1.53
09/30/06	19,290	3,186	2,696	1.45	1.38
12/31/06	21,379	3,974	2,979	1.60	1.52
03/31/05	$ 18,645	$ 3,418	$ 2,294	$ 1.33	$ 1.23
06/30/05	18,102	3,131	2,272	1.27	1.18
09/30/05	18,338	3,111	2,241	1.23	1.15
12/31/05	17,003	3,037	2,149	1.17	1.10

The quarterly information presented above reflects, in the opinion of management, all adjustments necessary for a fair presentation of the results for the interim periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Atrion Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Atrion Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Atrion Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions; or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Atrion Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by COSO. Also in our opinion, Atrion Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Atrion Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 9, 2007, expressed an unqualified opinion on those financial statements.



Grant Thornton LLP
Dallas, Texas
March 9, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this assessment, the Company's management concluded that, as of December 31, 2006, the Company's internal control over financial reporting was effective.

The financial statements for each of the years covered in this Annual Report have been audited by an independent registered public accounting firm, Grant Thornton LLP. Additionally, Grant Thornton LLP has provided an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Atrion Corporation

We have audited the accompanying consolidated balance sheets of Atrion Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atrion Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment." Also as discussed in Note 1 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Atrion Corporation and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2007, expressed an unqualified opinion on both management's assessment of Atrion Corporation's internal control over financial reporting and on the effectiveness of Atrion Corporation's internal control over financial reporting.



Grant Thornton LLP
Dallas, Texas
March 9, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company designs, develops, manufactures, sells and distributes products and components, primarily for the medical and healthcare industry. The Company markets components to other equipment manufacturers for incorporation in their products and sells finished devices to physicians, hospitals, clinics and other treatment centers. The Company's medical products primarily serve the fluid delivery, cardiovascular, and ophthalmology markets. The Company's other medical and non-medical products include instrumentation and disposables used in dialysis, contract manufacturing and valves and inflation devices used in marine and aviation safety products. In 2006 approximately 30 percent of the Company's sales were outside the United States.

The Company's products are used in a wide variety of applications by numerous customers. The Company encounters competition in all of its markets and competes primarily on the basis of product quality, price, engineering, customer service and delivery time.

The Company's strategy is to provide a broad selection of products in the areas of its expertise. Research and development efforts are focused on improving current products and developing highly-engineered products that meet customer needs and have the potential for broad market applications and significant sales. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. The Company also focuses on controlling costs by investing in modern manufacturing technologies and controlling purchasing processes. The Company has been successful in consistently generating cash from operations and has used that cash to reduce indebtedness, to fund capital expenditures, to repurchase stock and, starting in 2003, to pay dividends.

The Company's strategic objective is to further enhance its position in its served markets by:

- Focusing on customer needs;
- Expanding existing product lines and developing new products;
- Maintaining a culture of controlling cost; and
- Preserving and fostering a collaborative, entrepreneurial management structure.

For the year ended December 31, 2006, the Company reported revenues of $81.0 million, income from continuing operations of $10.6 million and net income of $10.8 million, up 12 percent, 21 percent and 20 percent, respectively, from 2005.

During the third quarter of 2006, the Company completed the construction of a new facility in St. Petersburg, Florida for a subsidiary, Halkey-Roberts Corporation ("Halkey-Roberts"). The relocation of the Halkey-Roberts operations to its new facility was completed in 2006.

Results of Operations

The Company's net income was $10.8 million, or $5.82 per basic and $5.51 per diluted share, in 2006, compared to net income of $9.0 million, or $4.99 per basic and $4.66 per diluted share, in 2005 and $6.5 million, or $3.78 per basic and $3.50 per diluted share, in 2004. Revenues were $81.0 million in 2006, compared with $72.1 million in 2005 and $66.1 million in 2004. The 12 percent revenue increase in 2006 over the prior year was primarily attributable to a 26 percent increase in the revenues from the Company's fluid delivery products, a 21 percent increase from the Company's cardiovascular products, and a 2 percent increase from the Company's other medical and non-medical products. These revenue increases were generally attributable to higher sales volumes. These increases were partially offset by a 5 percent decrease in revenues from the Company's ophthalmic products. The 9 percent revenue increase in 2005 over the prior year was primarily attributable to a 19 percent increase in the revenues from the Company's fluid delivery products, a 16 percent increase from the Company's cardiovascular products, and a 7 percent increase from the Company's other medical and non-medical products. These revenue increases were generally attributable to higher sales volumes, but were partially offset by a 7 percent decrease in revenues from the Company's ophthalmic products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Annual revenues by product lines were as follows (in thousands):

	2006	2005	2004
Fluid Delivery	$ 25,809	$ 20,447	$ 17,192
Cardiovascular	23,290	19,307	16,577
Ophthalmology	13,744	14,514	15,690
Other	18,177	17,821	16,622
Total	$ 81,020	$ 72,089	$ 66,081

The Company's cost of goods sold was $48.6 million in 2006, compared with $43.1 million in 2005 and $40.8 million in 2004. The 13 percent increase in cost of goods sold for 2006 over 2005 was primarily related to the revenue increase discussed above. The 6 percent increase in cost of goods sold for 2005 over 2004 was primarily related to the revenue increase discussed above, an improved mix of product sales toward products with lower costs and favorable manufacturing efficiencies brought on by increased volumes and continued manufacturing cost improvement projects.

Gross profit in 2006 increased $3.4 million to $32.4 million, compared with $29.0 million in 2005 and $25.3 million in 2004. The Company's gross profit was 40 percent of revenues, in both 2006 and 2005 and 38 percent of revenues in 2004. The increase in gross profit percentage in 2005 from the prior year was primarily due to the favorable shift in product mix mentioned above, productivity improvements and improved manufacturing efficiencies.

Operating expenses were $18.1 million in 2006, compared with $16.3 million in 2005 and $16.7 million in 2004. The increase in operating expenses in 2006 from 2005 was primarily related to increased research and development ("R&D"), selling ("Selling") and general and administrative ("G&A") expenses. R&D expenses consist primarily of salaries and other related expenses of the research and development personnel as well as costs associated with regulatory expenses. R&D expenses increased $398,000 in 2006, primarily due to increased legal, prototype supplies and compensation costs. Selling expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising and promotional expenses. Selling expenses increased $430,000 in 2006, primarily as a result of increased compensation costs, commissions, outside services, promotion and advertising. G&A expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and outside professional fees. In 2006, G&A expenses increased $1.0 million, primarily due to outside services, taxes, compensation and benefits and costs associated with the relocation to the new facility for Halkey-Roberts. The decrease in operating expenses in 2005 from 2004 was primarily related to decreased G&A expenses. The decrease in G&A was primarily attributable to reduced legal costs partially offset by increases in compensation and costs related to information technology enhancements.

The Company's operating income for 2006 was $14.3 million, compared with $12.7 million in 2005 and $8.6 million in 2004. The previously mentioned increase in gross profit, partially offset by the previously mentioned increase in operating expenses, was the major contributor to the operating income improvement in 2006. The previously mentioned increase in gross profit along with cost containment and cost reduction activities were the major contributors to the operating income improvements in 2005.

Interest expense was $253,000 in 2006 compared to $61,000 in 2005 and $93,000 in 2004. The increase in 2006 was primarily related to higher average borrowings and increased interest rates.

Income tax expense in 2006 totaled $3.6 million, compared with $3.9 million in 2005 and $2.3 million in 2004. The effective tax rates for 2006, 2005 and 2004 were 25.2 percent, 30.7 percent and 26.6 percent, respectively. Benefits from tax incentives for exports and R&D expenditures totaled $1,476,000 in 2006, $534,000 in 2005 and $516,000 in 2004. The lower effective tax rate in 2006 is primarily a result of a review and documentation of the Company's R&D tax credits for 2005 and prior-year tax returns which indicated that the Company was entitled to higher credits than had been claimed. The higher effective tax rate in 2005 is primarily a result of benefits from tax incentives for exports and R&D expenditures being a lesser percentage of taxable income in 2005 than in 2004. The Company expects the effective tax rate for 2007 to return to approximately 31.0 percent.

The Company believes that 2007 revenues will be higher than 2006 revenues and that the cost of goods sold, gross profit, operating income and net income will each be higher in 2007 than in 2006. As a result of the relocation to the new St. Petersburg facility, the Company expects annual operating expenses, primarily depreciation, property taxes and utility costs, to increase by approximately $1.0 million compared to rent and operating costs at the prior facility. The growth of net income in 2007 will also be impacted by an increase in the Company's tax rate and the absence of income from discontinued operations in future years. The Company further believes that in 2007, the Company will have continuing volume growth in most of its product lines, complemented by the introduction of new products, and will achieve continued growth in operating income.

Discontinued Operations

During 1997, the Company sold all of its natural gas operations. The financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The financial statements also reflect an after-tax gain on disposal of these discontinued operations of $0.2 million in each of 2006, 2005 and 2004. These gains represented $.09 per basic share in each of 2006 and 2005 and $.10 per basic share in 2004, and $.08 per diluted share in 2006, and $.09 per diluted share in each of 2005 and 2004.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2006, 2005 and 2004 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. No additional payments are due in future periods under the terms of the 1997 agreement pursuant to which the Company sold its natural gas operations.

Liquidity and Capital Resources

The Company has a $25.0 million revolving credit facility (the "Credit Facility") with a money center bank to be utilized for the funding of operations and for major capital projects or acquisitions, subject to certain limitations and restrictions (see Note 4 of Notes to Consolidated Financial Statements). Borrowings under the Credit Facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent. At December 31, 2006, the Company had $13.6 million available for borrowing under the Credit Facility.

At December 31, 2006, the Company had cash and cash equivalents of $333,000 compared with $525,000 at December 31, 2005. The Company had outstanding borrowings of $11.4 million under its Credit Facility at December 31, 2006 and $2.5 million at December 31, 2005. The Credit Facility, which expires November 11, 2009, and may be extended under certain circumstances, contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources. At December 31, 2006, the Company was in compliance with all financial covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash flows from continuing operations generated $12.6 million in 2006 as compared to $9.9 million in 2005. The primary contributors to this were the improved operating results for the 2006 period and the absence of the cash-flow impact from increased inventory in the 2005 period. Cash provided by operating activities consists primarily of net income adjusted for certain non-cash items and changes in working capital items. Non-cash items include depreciation and amortization and deferred income taxes. Working capital items consist primarily of accounts receivable, accounts payable, inventories and other current assets and other current liabilities.

At December 31, 2006, the Company had working capital of $23.7 million, including $333,000 in cash and cash equivalents. The $4.0 million increase in working capital during 2006 was primarily related to an increase in accounts receivable, and a decrease in accounts payable partially offset by a decrease in inventories. The increase in accounts receivable is primarily related to the increase in revenues for the fourth quarter of 2006 as compared to the fourth quarter of 2005. The decrease in accounts payable is related to one-time items associated with the construction of the Halkey-Roberts facility that were included in the 2005 accounts payable balance. The decrease in inventories is related to increased sales in the fourth quarter of 2006.

Capital expenditures for property, plant and equipment totaled $20.9 million in 2006, compared with $10.6 million in 2005 and $5.6 million in 2004. Of the $20.9 million expended for the addition of property, plant and equipment during 2006, the Company expended $15.5 million toward the construction of its new St. Petersburg facility for its Halkey-Roberts operation. Of the $10.6 million expended for the addition of property, plant and equipment during 2005, the Company expended $4.5 million toward the construction of its new St. Petersburg facility for its Halkey-Roberts operation. In 2004, the Company expended $3.8 million for the purchase of eleven acres of land being used for this construction. The Company completed the construction of its new St. Petersburg facility and moved the Halkey-Roberts operation into the new facility during the third quarter of 2006. The total cost of the new facility was $20.0 million and the cost of the land was $3.8 million.

During 2006, the Company increased its outstanding borrowings under the Credit Facility by $8.9 million. The Company reduced its outstanding borrowings under the Credit Facility by $407,000 during 2005. During 2006, the Company repurchased 24,000 shares of its common stock for approximately $1.6 million.

In September 2003, the Company announced that its Board of Directors had approved a policy for the payment of regular quarterly cash dividends on the Company's common stock. During 2006, the Company paid dividends totaling $1.4 million to its stockholders and received $1.2 million from the exercise of stock options.

The table below summarizes debt, lease and other contractual obligations outstanding at December 31, 2006:

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS (IN THOUSANDS)	TOTAL	2007	2008 – 2009	2010 – 2011	2012 AND THEREAFTER
Credit Facility	$ 11,399	$ —	$ 67	$ 11,332	$ —
Purchase Obligations	8,816	7,933	883	—	—
Total	$ 20,215	$ 7,933	$ 950	$ 11,332	$ —

The payment schedule for the Credit Facility assumes at maturity, November 2009, the Company will convert this outstanding debt to a two-year term note as permitted by the terms of the agreement.

The Company believes that its existing cash and cash equivalents, cash flows from operations and borrowings available under the Company's Credit Facility, supplemented, if necessary, with equity or debt financing, which the Company believes would be available, will be sufficient to fund the Company's cash requirements for at least the foreseeable future.

Off Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements.

Impact of Inflation

The Company experiences the effects of inflation primarily in the prices it pays for labor, materials and services. Over the last three years, the Company has experienced the effects of moderate inflation in these costs. At times, the Company has been able to offset a portion of these increased costs by increasing the sales prices of its products. However, competitive pressures have not allowed for full recovery of these cost increases.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the requirements of FIN 48. Based on the Company's computations, the FIN 48 adjustment to the Company's retained earnings during the first quarter of 2007 is expected to be less than $100,000.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which provides guidance for measuring the fair value of assets and liabilities, as well as requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement. The Company will be required to adopt SFAS 157 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted. The Company is currently assessing the impact of SFAS 159 on its financial statements.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. In the preparation of these financial statements, the Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The Company believes the following discussion addresses the Company's most critical accounting policies and estimates, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

During 2006, the Company accrued for legal costs associated with certain litigation. The Company believes these accruals are adequate to cover the legal fees and expenses associated with litigating these matters. However, the time and cost required to litigate these matters as well as the outcomes of the proceedings may vary from what the Company has projected.

The Company assesses the impairment of its long-lived identifiable assets, excluding goodwill which is tested for impairment pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), as explained below, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in the Company's business plan could materially affect its evaluations. No such changes are anticipated at this time.

The Company assesses goodwill for impairment pursuant to SFAS No. 142 which requires that goodwill be assessed whenever events or changes in circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis by applying a fair value test.

Forward-looking Statements

The statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward-looking are based upon current expectations, and actual results or future events may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by the Company that the objectives or plans of the Company will be achieved. Such statements include, but are not limited to, the Company's expectations regarding future revenues, cost of goods sold, gross profit, operating income, net income, cash flows from operations, growth in product lines, availability of equity and debt financing, repayment of outstanding debt, increased operating expenses and tax rate, and growth in earnings per share. Words such as "anticipates," "believes," "intends," "expects," "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results or future events to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; the Company's ability to protect its intellectual property; changes in the prices of raw materials; changes in product mix; intellectual property and product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause the Company to alter its marketing, capital expenditures or other budgets, which in turn may affect the Company's results of operations and financial condition.

SELECTED FINANCIAL DATA

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2006	2005	2004	2003	2002
Operating Results for the					
Year ended December 31,					
Revenues	**$ 81,020**	$ 72,089	$ 66,081	$ 62,803	$ 59,533
Operating income	**14,338**	12,698	8,596	6,923	5,782
Income from continuing operations	**10,600**	8,793	6,305	4,892	4,065
Net income	**10,765**	8,958	6,470	5,057	2,589[b]
Depreciation and amortization	**5,005**	5,389	4,830	4,783	4,418
Per Share Data:					
Income from continuing					
operations, per diluted share	**5.43**	4.57	3.41	2.66	2.18
Net income per diluted share	**5.51**	4.66	3.50	2.75	1.39[b]
Cash dividends per common share	**.74**	.62	.52	.24[a]	—
Average diluted shares outstanding	**1,953**	1,924	1,850	1,839	1,863
Financial Position at December 31,					
Total assets	**95,772**	78,470	67,408	60,050	60,807
Long-term debt	**11,399**	2,529	2,936	4,287	10,337

(a) Dividends on outstanding shares of common stock paid in the 3rd and 4th quarters at $.12 per share

(b) Includes a $1.6 million after-tax goodwill impairment charge ($ .88 per diluted share)

DIRECTORS AND OFFICERS

Board of Directors

Emile A. Battat
Chairman of the Board, President,
and Chief Executive Officer

Hugh J. Morgan, Jr.
Private Investor, Former Chairman of the Board
National Bank of Commerce of Birmingham
Birmingham, Alabama

Ronald N. Spaulding
President of International Operations
Abbott Vascular
Brussels, Belgium

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
President
Stupp Bros., Inc.
St. Louis, Missouri

Executive Officers

Emile A. Battat
Chairman of the Board, President,
and Chief Executive Officer

Jeffery Strickland
Vice President and Chief Financial
Officer, Secretary and Treasurer

CORPORATE INFORMATION

Corporate Office:
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800
www.atrioncorp.com

Registrar and Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10007

Form 10-K
A copy of the Company's 2006 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information
The Company's common stock is traded on The Nasdaq Stock Market (Symbol: ATRI). As of February 20, 2007, there were 1,100 stockholders, including beneficial owners holding shares in nominee or "street" name. The table below sets forth the high and low closing prices on The Nasdaq Stock Market and the quarterly dividends per share declared by the Company for each quarter of 2005 and 2006.

2005 Quarter Ended	High	Low	Dividends
March 31	$ 53.56	$ 45.27	$ 0.14
June 30	74.55	47.52	0.14
September 30	81.28	64.33	0.17
December 31	69.43	61.02	0.17

2006 Quarter Ended	High	Low	Dividends
March 31	$ 78.99	$ 66.30	$ 0.17
June 30	80.96	64.31	0.17
September 30	77.50	67.37	0.20
December 31	79.52	75.13	0.20

In the third quarter of 2003, the Company began paying quarterly cash dividends and presently plans to pay quarterly cash dividends in the future.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG ATRION CORPORATION, SURGICAL AND MEDICAL INSTRUMENTS INDEX AND S&P 500 COMPOSITE INDEX


$250
225
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006
ATRION CORPORATION
SURGICAL AND MEDICAL INSTRUMENTS INDEX
S&P 500 COMPOSITE INDEX

	2001	2002	2003	2004	2005	2006
ATRION CORPORATION	100	59.13	120.10	123.34	187.49	212.03
SURGICAL AND MEDICAL INSTRUMENTS INDEX	100	81.62	121.00	138.65	129.90	142.29
S&P 500 COMPOSITE INDEX	100	77.90	100.25	111.15	116.61	135.03

The graph set forth above compares the cumulative total return on investment (the change in year-end stock price plus reinvestment of dividends) for each of the last five fiscal years, assuming that $100 was invested on December 31, 2001, in each of (i) the Company, (ii) a group of stocks consisting of companies in the Hemscott Index of Surgical and Medical Instruments, and (iii) a group of stocks consisting of all companies whose stocks are included in the S&P 500 Composite Index.

Atrion

N CORPORATION • ONE ALLENTOWN PARKWAY • ALLEN, TEXAS 75002

972.390.9800 • WWW.ATRIONCORP.COM